UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2024

Commission File Number: 001-41678

VCI Global Limited

(Translation of registrant’s name into English)

B03-C-8 Menara 3A

KL, Eco City, No.3 Jalan Bangsar

59200 Kuala Lumpur

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

The Board of Directors (the “Board”) of VCI Global Limited (the “Company”) appointed Ms. Yu Ying Liew as an independent director to the Board, effective as of August 8, 2024.

The Board has determined that Ms. Yu Ying Liew is an independent director under the corporate governance standards of The Nasdaq Stock Market LLC, the corporate governance guidelines of the Company and the applicable rules of the Securities Exchange Act of 1934, as amended.

There are no arrangements or understandings between Ms. Yu Ying Liew and any other person pursuant to which Ms. Yu Ying Liew was selected as a director. There is no transaction in which involves the Company or its subsidiaries and Ms. Yu Ying Liew in which Ms. Yu Ying Liew has a material interest subject to disclosure under Item 404(a) of Regulation S-K. Ms. Yu Ying Liew will receive cash and equity compensation for her service on the Board.

Ms. Yu Ying Liew brings over 15 years of substantial experience in the finance and banking sectors, complemented by significant achievements in entrepreneurial ventures. Her career is distinguished by strategic vision and leadership in driving growth, profitability and innovation across diverse industries.

In 2019, Ms. Yu Ying Liew co-founded a distribution company where she currently serves as Director. In this role, she has successfully developed and executed comprehensive business strategies aimed at driving the company’s growth and profitability. Her entrepreneurial acumen was further demonstrated when she co-founded and served as a Director of a health products company from 2022 to 2023. Under her leadership, this venture achieved an impressive annual turnover of US$20 million, showcasing her capability to spearhead successful business initiatives in highly competitive markets.

Before embarking on her entrepreneurial journey, Ms. Yu Ying Liew held key leadership roles in the banking industry. As Manager at Allianz Malaysia Berhad from 2014 to 2017, she was instrumental in implementing initiatives that fueled team development and organizational growth. Prior to this, she served as Performance Manager at Hong Leong Assurance Berhad from 2013 to 2014, where she honed her skills in optimizing team performance and driving efficiency. Her early career featured significant achievements as Head of Credit Card Departments at both Standard Chartered Bank Malaysia Berhad and United Overseas Bank (Malaysia) Berhad from 2011 to 2013. In these roles, she was pivotal in overseeing operations, crafting marketing strategies and establishing robust risk management protocols.

On August 8, 2024, the Company issued a press release announcing Ms. Yu Ying Liew’s appointment, which is furnished hereto as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated as of August 8, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 13, 2024	VCI GLOBAL LIMITED

	By:	/s/ Victor Hoo
	Name:	Victor Hoo
	Title:	Chairman and Chief Executive Officer

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